Exhibit 99.3

RNS Number: 0132R
Wolseley PLC
17 October 2003

17 October 2003

2003 Notice of Annual General Meeting and Annual Report and Financial Statements

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: (020) 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END